Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257222

Subject Companies: Procaps Group, S.A.

Union Acquisition Corp. II

Commission File No.: 001-39089

Date: August 23, 2021

The Future of Innovation in Pharmaceutical Oral Delivery Systems Video Script

It is time to trace our own north: The future of innovation in pharmaceutical oral delivery systems.

It is our purpose to spread our legacy

And it’s our goal to improve healthcare... ...once and for all.

More than 4 decades of expertise in innovative technologies and value-added pharmaceutical solutions.

Systematically reinventing, with a young entrepreneurial spirit.

We create, develop and market innovative pharmaceutical oral solutions for physicians, patients and end-consumers.

A science-driven culture,

with a robust and comprehensive portfolio.

Prescription (Rx) and Over the Counter (OTC) drug products, nutritional supplements, and high-end medical solutions.

Oral delivery systems revolving around our own Softgel technologies and other pharmaceutical presentations

13 billion capsules made annually

Continuous innovation, sustained research, and ongoing developments.

Tens of patents in different countries and thousands of owned brands and registrations.

We are here to take the next step...

...on our own road

With a direct presence in 13 countries of Latin America and growing.

We owe it to each and every patient we reach in 50+ countries and 5+ continents.

5.000 members in our extended family.

This is just the beginning.

The time to expand our global footprint is now!

Innovation As a Differentiation in Technology, Products and Culture Video Script

More than 4 decades developing medical solutions with the true purpose of helping individuals face their health challenges... … from scratch.

We create effective, safe, and differentiated medical solutions.

Cutting-edge technology, and constant innovation from our very first idea. This has been Procaps´ main goal since its foundation.

While the world faces enormous challenges, we see new opportunities.

And we are proud to keep creating new developments for the pharmaceutical industry.

The main engine of our growth is innovation. This is our culture, and our DNA to achieve our purpose:

To be recognized as an Organization that generates solutions to improve the quality of people’s health through integral pharmaceutical innovations, under a sustainable business model

To continue being dynamic we adapt to changes looking for gaps in the markets and filling them with differentiated products. This is the core process of our Corporate Innovation System.

We carefully choose the right ingredients for our formulations, but more importantly we care about delivering them to patients with the appropriate technology for every need. Softgels, Unigels, G-Tabs, Gummies, even our Pre-filled syringes, bring key attributes that add more value and benefits to each of our products.

We are always adapting and constantly growing.

Procaps is ready for the main needs of the market and its legacy precedes it.

We are ready to look forward and take advantage of our own technologies to generate value for all our stakeholders and gain the preference of patients and healthcare professionals.

From the idea to reality. This is how our innovation ecosystem works. And we can reach any patient.

Its all about bringing novelty solutions for today patient’s needs, we have an intensive dynamic flow of product development services, levering on in-house specialty delivery systems.

This is possible thanks to our extensive network of laboratories and facilities. Always achieving one consistent quality standard.

Focusing on growing our global footprint daily, with extensive R&D and technological capabilities.

Our state-of-the-art facilities combined with our vision and goals, make us achieve end-to-end solutions for the constantly evolving world of pharmaceutical markets.

Procaps is aiming to have a significant role in the pharmaceutical industry, and we are growing from Latin America to become an important player worldwide.

This is just the beginning.

We dream it, we do it.